UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [ _]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated February 11, 2008 of Diana Shipping Inc. (the “Company”) announcing that it has entered into a time charter contract with Cargill International S.A., Geneva, for one of its Panamax dry bulk carriers, the Alcyon.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director and Vice-President
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Euro RSCG Magnet
Telephone: + 1-212-367-6848
Email: ed.nebb@eurorscg.com

DIANA SHIPPING INC. ANNOUNCES LONG-TERM TIME CHARTER CONTRACT FOR MV ALCYON WITH CARGILL

ATHENS, GREECE February 11, 2008 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has entered into a time charter contract with Cargill International S.A., Geneva, for one of its Panamax dry bulk carriers, the Alcyon, at a gross rate of US$34,500 per day for a minimum fifty seven (57) to a maximum sixty (60) month period.

This employment is anticipated to generate approximately US$59 million of gross revenues for the minimum scheduled period of the charter. The charter is expected to commence in the second half of February, 2008.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
“Market conditions today remain firm and the fundamentals regarding the short term provide cause for strong optimism.  Nevertheless, once again, the Company has to show self-discipline and continue the portfolio approach in the chartering of our vessels.  Securing close to US$60 million in gross charter revenue for the next five years for one of our vessels is an example of the flexibility of our chartering strategy and increases further the visibility of our earnings out to 2012.  We are optimistic about the prospects of finding attractive fixtures for two additional Panamax vessels in our fleet that we will seek to re-charter in the days to come.”

The Alcyon is a 75,247 dwt Panamax dry bulk carrier built in 2001.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: February 11, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 854237